UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1.   Reason fund is applying to deregister (check ONLY ONE):

     [X]     Merger
     [ ]     Liquidation
     [ ]     Abandonment of Registration
             (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
     [ ]     Election of status as a Business Development Company
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: USAA Tax Exempt Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-3333

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

                  9800 Fredericksburg Road, A-3-W
                  San Antonio, TX 78288

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Mark S. Howard, Esq.
                  Senior Vice President
                  USAA Investment Management Company
                  9800 Fredericksburg Road, A-3-W
                  San Antonio, Texas 78288
                  (210) 498-0226
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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  USAA Investment Management Company
                  9800 Fredericksburg Road, A-3-W
                  San Antonio, Texas 78288

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management  company;
     [ ] Unit investment trust; or
     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end      [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

                  Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Adviser:
                  USAA Investment Management Company
                  9800 Fredericksburg Road, A-3-W
                  San Antonio, Texas 78288

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

                  USAA Investment Management Company
                  9800 Fredericksburg Road, A-3-W
                  San Antonio, Texas 78288

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

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     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

     [  ]  Yes         [X]  No

     If   Yes, for each UIT state:

                  Name(s):

                  File No.: 811-

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes          [  ]  No

          If Yes, state the date on which the board vote took place:
          April 19, 2006

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [  ] No

          If  Yes, state the date on which the shareholder vote took place:
          July 19, 2006

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes           [  ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          July 31, 2006

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     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes         [  ]  No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X]  Yes          [  ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [  ]  Yes         [  ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [  ]  Yes         [  ]  No

     If   Yes,  describe the method of calculating  payments to senior  security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X]  Yes          [  ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

                   None

     (b)  Describe the relationship of each remaining shareholder to the fund:

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19.  Are there  any  shareholders  who have not yet  received  distributions  in complete liquidation of their interests?

     [  ]  Yes         [X]  No

     If   Yes,  describe  briefly  the  plans (if any) for  distributing  to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     [  ] Yes          [X] No

     If   Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [  ] Yes          [  ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [  ] Yes          [X] No

     If   Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

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

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)   Legal Expenses:                                  $      25,837

          (ii)  Accounting Expenses:                             $           0

          (iii) Other expenses (list and identify separately):
                a.  Proxy (Printing/Postage/Processing)          $     212,106
                b.  State registration fees                      $      34,134

          (iv)  Total expenses (sum of lines (i)-(iii) above):   $     272,077

     (b)  How were those expenses allocated?

          (a)(i) Legal Expenses were allocated based upon the number of funds in complex, (a)(ii) Accounting Expenses were allocated based upon a pro rata basis to each fund in USAA Tax Exempt Fund, Inc.; (a)(iii)(a) Proxy expenses were allocated to each fund directly and pro rata by the number of shareholder accounts; and (a)(iii)(b) state registration fees were allocated directly to the affected individual fund.

     (c)  Who paid those expenses? All expenses were paid by the mutual funds

     (d)  How did the fund pay for unamortized expenses (if any)? Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [  ] Yes          [X] No

     If   Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [  ] Yes          [X] No

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     If   Yes,  describe  the nature of any  litigation  or  proceeding  and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ] Yes          [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

                  USAA Mutual Funds Trust

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

                   811-7852

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                   1933 File Act No. 33-65572
                   1940 File Act No. 811-7852
                   Form N-1A
                   Filed September 29, 2006

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of USAA Tax Exempt fund, Inc., (ii) he is the Secretary of USAA Tax Exempt Fund, Inc. and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


12/14/07                                              /s/ Mark S. Howard
----------------------                               ---------------------------
Date                                                 Name: Mark S. Howard
                                                     Title: Secretary

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